Securities and Exchange Commission
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

PRESIDENTIAL LIFE CORPORATION
(Name of Issuer)

Common Stock
(Title of Class of Securities)

740884104
(CUSIP Number)

Kurz Family Foundation, Ltd.
c/o Anthony Montalbano, Esq.
Montalbano, Condon & Frank, P.C.
67 North Main Street, 3rd Floor
New City, New York 10956
(845) 634-7010
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

3/17/2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 740884104

 (1)   Names and I.R.S. Identification Nos.(entities only) of reporting persons.

        Kurz Family Foundation, Ltd.
        EIN No. 13-3680855

 (2)   Check the appropriate box if a member of a group (see instructions)
         (a)☐    (b)☐

 (3)   SEC use only.

 (4)   Source of funds (see instructions).

        OO

 (5)   Check if disclosure of legal proceedings is required pursuant to Items   ☐
         2(d) or 2(e).

 (6)   Citizenship or place of organization.

         State of Delaware, United States

Number of shares beneficially owned by each reporting person with:

(7)    Sole voting power:
         6,164,981

(8)    Shared voting power:
         0

(9)    Sole dispositive power:
         6,164,981

(10)  Shared dispositive power:
         0

 (11) Aggregate amount beneficially owned by each reporting person.

        6,164,981

 (12) Check if the aggregate amount in Row (11) excludes certain shares       ☐
         (see instructions).

 (13) Percent of class represented by amount in Row (11).

        20.8% (based on 29,574,315 shares of Common Stock outstanding on March 11, 2009 as disclosed in the Company's Form 10-K filed with the SEC on March 12, 2009)

 (14) Type of reporting person (see instructions).

        CO

This Amendment No. 1 to Schedule 13D ("Amendment No. 1"), which relates to the common stock, par value $0.01 per share (the "Common Stock"), of the Presidential Life Corporation, a Delaware corporation (the "Company"), is filed on behalf of the Kurz Family Foundation, Ltd., a Delaware not-for-profit corporation (the "Reporting Person") and amends the Schedule 13D filed on February 17, 2009 (the "Schedule 13D"). Capitalized terms used herein and not otherwise defined have the meanings ascribed thereto in the Schedule 13D.

Item 4. Purpose of Transaction.

Item 4 is amended and supplemented to add the following information as of the date hereof:

As previously disclosed, on October 28, 2008, the Reporting Person received a gift of approximately 5.3 million shares, or 18.1%, of the Company's Common Stock from Herbert Kurz.  As a result of such gift, the Reporting Person beneficially owns in excess of 10% of the Company’s outstanding Common Stock.  Section 1501 of the New York Insurance Law provides that subject to certain exceptions, "control shall be presumed to exist if any person directly or indirectly owns, controls or holds with the power to vote ten percent or more of the voting securities of any other person".

As a result of owning in excess of 10% of the Company’s Common Stock, on March 17, 2009, the Reporting Person filed an application (the "Application") pursuant to Section 1506 of the New York Insurance Law for approval of the acquisition of "control" of  Presidential Life Insurance Company, a New York insurance company and a wholly-owned operating subsidiary of the Company, for purposes of the New York Insurance Law and related regulations.

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: March 20, 2009

KURZ FAMILY FOUNDATION, LTD.

/s/ Herbert Kurz
By: Herbert Kurz, President